MorphoSys AG

MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

MorphoSys AG
MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
18.07.2024 / 16:00 CET/CEST
Dissemination of a Voting Rights Announcement transmitted by EQS News – a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification pursuant to Section 43 (1) WpHG

On June 20, 2024, Novartis AG notified MorphoSys AG pursuant to Sections 33 (1), 37 (1) WpHG that its share of voting rights in MorphoSys AG, Semmelweisstrasse 7, 82152 Planegg, exceeded the threshold of 75% on June 19, 2024 and that it directly holds 34,447,809 MorphoSys shares, corresponding to approximately 91.04% (after deduction of the number of treasury shares approximately 91.17%) of the share capital of MorphoSys AG.

1. Objectives pursued with the acquisition:
(a) The acquisition of voting rights in MorphoSys AG serves to implement strategic objectives.
(b) Novartis BidCo Germany AG intends to acquire further voting rights in MorphoSys AG within the next twelve months by purchase or otherwise.
(c) Novartis BidCo Germany AG seeks to influence the composition of the administrative, management and supervisory bodies of MorphoSys

AG.
(d) Novartis BidCo Germany AG does not seek to significantly change the capital structure of MorphoSys AG, in particular with regard to the ratio of equity and debt financing and the dividend policy.

2. Origin of the funds used for the acquisition:
Novartis BidCo Germany AG acquired the voting rights in MorphoSys AG free of charge by way of contribution to the capital reserve within the meaning of Section 272 (2) No. 4 HGB by its sole shareholder, Novartis BidCo AG. With regard to the acquisition of voting rights in MorphoSys AG, Novartis BidCo Germany AG did not directly use any debt or equity capital.

Language:	English
Company:	MorphoSys AG
	Semmelweisstr. 7
	82152 Planegg
	Germany
Internet:	www.morphosys.com